Exhibit 99.1

UNAUDITED PRO FORMA FINANCIAL STATEMENTS

These Unaudited Pro Forma Financial Statements are based on the combined and consolidated financial statements of Brookfield Reinsurance Ltd. (the “Company”), the consolidated financial statements of American National Insurance Company (“American National”), Argo Group International Holdings, Ltd. (“Argo”) and American Equity Investment Life Holding Company (“AEL”), and the financial information of the Real Estate Assets (as defined below) as adjusted to give effect to the acquisitions of American National (the “American National acquisition”), the Real Estate Assets and Argo (the “Argo acquisition”), and the probable acquisition of American Equity Investment Life Holding Company (“AEL acquisition”). These Unaudited Pro Forma Financial Statements have been prepared to illustrate the effects of the following transaction accounting adjustments that occurred upon completion of the American National acquisition, the acquisition of the Real Estate Assets and the Argo acquisition, or are expected to occur upon completion of the AEL acquisition (collectively, the “Transactions”):

Consummated transactions:

•

The Company acquired a 100% interest in American National for total cash consideration of $5.1 billion. American National offers a broad portfolio of insurance products, including individual and group life insurance, annuities, health insurance, and property and casualty insurance. The Company acquired control of American National on May 25, 2022 and funded the acquisition through the issuance of $3.6 billion of junior preferred shares and class C shares to Brookfield Corporation and $1.5 billion of term loans issued to a consortium of external lenders.

•

In the first half of 2023, the Company acquired interests in a portfolio of core office and mixed-use real estate properties (“Real Estate Assets”) which are accounted for as equity method investments. The properties are office and mixed-use commercial properties that provide stable operating income to the Company’s insurance portfolio. Total fair value of the consideration transferred in relation to the portfolio of assets acquired was approximately $800 million, and was funded with cash on hand available to the Company.

•

On November 16, 2023, the Company completed the acquisition of 100% interest in Argo for total cash consideration of $1.1 billion. Argo is a U.S. focused underwriter of specialty insurance products in the property and casualty market. The Company has funded the transaction with existing cash on hand available to the Company.

Probable transaction:

•

The Company is expected to acquire all of the outstanding shares of common stock of AEL it does not already own for total expected consideration of $3.4 billion, which values AEL at $4.3 billion. AEL is a U.S. based insurance company, specializing in the development and sale of annuity and life insurance products. The Company is expected to fund the transaction with cash on hand available to the Company, class A limited voting shares of Brookfield Asset Management Ltd. (“BAM”), and $350 million of debt financing.

The information in the Unaudited Condensed Pro Forma Statement of Operating Results give effect to the pro forma adjustments as if they had been consummated on January 1, 2022. The information in the Unaudited Condensed Pro Forma Statement of Financial Position gives effect to the pro forma adjustments of the Argo transaction as consummated and the AEL acquisition as probable on June 30, 2023. As a result of the acquisition of American National on May 25, 2022, the acquired assets and liabilities of American National are included within the statement of financial position of the Company as of June 30, 2023 and the results of American National have been included in the Company’s statement of operations for the six months ended June 30, 2023. As a result of the acquisition of the Real Estate Assets in the first half of 2023, the investments in the Real Estate Assets are included within the statement of financial position of the Company as of June 30, 2023. All financial data in the Unaudited Pro Forma Financial Statements is presented in U.S. dollars, and unless otherwise noted, has been prepared using accounting policies that are consistent with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The Unaudited Pro Forma Financial Statements are based on preliminary estimates, accounting judgments and currently available information and assumptions that management believes are reasonable. The notes to the Unaudited Pro Forma Financial Statements provide a detailed discussion of how such adjustments were derived and presented in the Unaudited Pro Forma Financial Statements. The Unaudited Pro Forma Financial Statements should be read in conjunction with:

•

the audited financial statements of the Company as at December 31, 2022 and 2021 and for each of the years in the three years ended December 31, 2022, and the unaudited interim financial statements of the Company as at June 30, 2023 and December 31, 2022 and for the three and six months ended June 30, 2023 and 2022;

•

the audited combined statement of revenues and certain operating expenses of the Real Estate Assets for the year ended December 31, 2022, and the unaudited combined statement of revenues and certain operating expenses for the six months ended June 30, 2023;

•

the audited financial statements of American National as of December 31, 2021 and 2020 and for each of the years in the two year period ended December 31, 2021, and the unaudited interim financial statements of American National as of June 30, 2022 and December 31, 2021 and for the six months ended June 30, 2022 and 2021;

•

the audited financial statements of Argo as at December 31, 2022 and 2021 and for each of the years in the three years ended December 31, 2022, and the unaudited interim financial statements of Argo as at June 30, 2023 and December 31, 2022 and for the three and six months ended June 30, 2023 and 2022; and

•

the audited financial statements of AEL as at December 31, 2022 and 2021 and for each of the years in the three years ended December 31, 2022, and the unaudited interim financial statements of AEL as at June 30, 2023 and December 31, 2022 and for the three and six months ended June 30, 2023 and 2022, as well as

•	the accompanying notes to such financial statements.

The historical financial statements of the Company have been prepared in accordance with U.S. GAAP. The Unaudited Pro Forma Financial Statements have been prepared for illustrative purposes only and are not necessarily indicative of the Company’s financial position or results of its operations had the transactions for which we are giving pro forma effect occurred on the dates or for the periods indicated, nor is such pro forma financial information necessarily indicative of the results to be expected for any future period. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

UNAUDITED PRO FORMA STATEMENT OF FINANCIAL POSITION

As at June 30, 2023

Brookfield Reinsurance Ltd.

	Brookfield Reinsurance Ltd. (Historical)	Consummated Transaction	Probable Transaction	Pro Forma Combined
As at June 30, 2023 In USD, millions		Argo (2)	AEL (3)
Assets
Available-for-sale fixed maturity securities, at fair value	$15,833	$2,525	$38,680	$57,038
Equity securities, at fair value	1,362	12	(875)	499
Mortgage loans on real estate	5,958	144	6,900	13,002
Real estate and real estate partnerships	2,224	—	2,920	5,144
Investment funds	1,956	318	—	2,274
Policy loans, net	381	—	—	381
Private loans	1,337	—	—	1,337
Short term investments	2,905	1,098	—	4,003
Other invested assets, net	402	5	2,545	2,952

Total investments	32,358	4,102	50,170	86,630
Cash and cash equivalents	2,893	(1,015)	5,001	6,879
Accrued investment income	285	17	488	790
Deferred policy acquisition costs	1,986	—	—	1,986
Coinsurance deposits	—	—	13,362	13,362
Reinsurance funds withheld	6,540	—	(4,938)	1,602
Premiums due and other receivables	541	265	—	806
Ceded unearned premiums	—	388	—	388
Deferred tax asset	489	56	1,036	1,581
Reinsurance recoverables, net	627	2,888	—	3,515
Property and equipment	160	—	—	160
Goodwill, VOBA and intangible assets	121	332	2,502	2,955
Other assets	849	243	1,120	2,212
Separate account assets	1,145	—	—	1,145

Total assets	$47,994	$7,276	$68,741	$124,011

Liabilities
Future policy benefits	8,863	—	—	8,863
Policyholders’ account balances	23,018	—	56,972	79,990
Policy and contract claims	1,868	5,344	210	7,422
Deposit liabilities	1,632	—	—	1,632
Market risk benefit	131	—	2,673	2,804
Unearned premium reserve	1,150	986	—	2,136
Due to related parties	525	—	—	525
Other policyholder funds	316	—	—	316
Notes payable	158	—	—	158
Corporate borrowings	1,740	—	—	1,740
Subsidiary borrowings	1,494	369	1,213	3,076
Liabilities issued to reinsurance entities	217	—	—	217
Other liabilities	1,191	440	3,935	5,566
Separate account liabilities	1,145	—	—	1,145

Total liabilities	$43,448	$7,139	$65,003	$115,590

Junior preferred shares	2,635	—	—	2,635
Equity
Class A exchangeable, Class B, and Class C (10,450,952 class A exchangeable shares, 24,000 class B shares; par value $33.56 per share and 41,314,891 class C shares issued and outstanding; par value $1 per share)	1,926	—	—	1,926
Additional paid-in capital	—	—	3,110	3,110
Retained earnings	477	(10)	—	467
Accumulated other comprehensive income (loss), net of taxes	(501)	—	—	(501)
Non-controlling interests	9	147	628	784

Total equity	$1,911	$137	$3,738	$5,786

Total liabilities and equity	$47,994	$7,276	$68,741	$124,011

UNAUDITED PRO FORMA STATEMENT OF OPERATING RESULTS

For the Six Months Ended June 30, 2023

Brookfield Reinsurance Ltd.

	Brookfield Reinsurance Ltd. (Historical)	Consummated Transactions		Pro Forma - Consum- mated Transactions (Subtotal)	Probable Transaction		Pro Forma Combined
For the six months ended June 30, 2023 In USD, millions (except per share amounts)		Real Estate Assets (1)	Argo (2)		AEL (3)	Note
Net premiums	$1,899	$—	$681	$2,580	$141		$2,721
Other policy revenue	200	—	—	200	33		233
Net investment income	840	9	60	909	1,104		2,013
Investment related gains (losses), net	186	—	(6)	180	237		417
Net investment results from funds withheld	118	—	—	118	—		118

Total revenues	3,243	9	735	3,987	1,515		5,502

Policyholder benefits and claims incurred	(1,875)	—	(506)	(2,381)	(12)		(2,393)
Interest sensitive contract benefits	(557)	—	—	(557)	(180)		(737)
Commissions for acquiring and servicing policies	(393)	—	(300)	(693)	—		(693)
Net change in deferred policy acquisition costs	362	—	—	362	—		362
Change in fair value of market risk benefit	8	—	—	8	(40)		(32)
Change in fair value of embedded derivatives	—	—	—	—	(568)		(568)
Other reinsurance expenses	(37)	—	—	(37)	—		(37)
Operating expenses	(362)	—	(38)	(400)	(150)		(550)
Interest expense	(120)	—	(16)	(136)	(31)		(167)

Total benefits and expenses	(2,974)	—	(860)	(3,834)	(981)		(4,815)

Net income (loss) before income taxes	269	9	(125)	153	534		687
Income tax recovery (expense)	(2)	—	6	4	(237)		(233)

Net income (loss) for the period	$267	$9	$(119)	$157	$297		$454

Attributable to:
Class A exchangeable and Class B shareholders	2	—	—	2	—		2
Class C shareholders	263	9	(124)	148	275		423
Non-controlling interests	2	—	5	7	22		29

	$267	$9	$(119)	$157	$297		$454

Net income (loss) per class C share

Basic	$5.04					5	$2.77

See the accompanying notes to the pro forma financial statements.

UNAUDITED PRO FORMA STATEMENT OF OPERATING RESULTS

For the Year Ended December 31, 2022

Brookfield Reinsurance Ltd.

		Consummated Transactions				Probable Transaction
For the year ended December 31, 2022 In USD, millions	Brookfield Reinsurance Ltd. (Historical)	American National (4)	Real Estate Assets (1)	Argo (2.1)	Pro Forma - Con-summated Transactions	AEL (3.1)	Note	Pro Forma Combined
Net premiums	$3,011	$979	$—	$1,258	$5,248	$250		$5,498
Other policy revenue	224	178	—	—	402	42		444
Net investment income	978	385	5	130	1,498	2,308		3,806
Investment related gains (losses), net	(185)	(7)	—	(141)	(333)	(1,186)		(1,519)
Net investment results from funds withheld	281	—	—	—	281	—		281

Total revenues	4,309	1,535	5	1,247	7,096	1,414		8,510
Claims and policyholder benefits	(2,852)	(854)	—	(928)	(4,634)	(33)		(4,667)
Interest sensitive contract benefits	(357)	(53)	—	—	(410)	(555)		(965)
Commissions for acquiring and servicing policies	(413)	(319)	—	(614)	(1,346)	—		(1,346)
Net change in deferred policy acquisition costs	339	224	—	—	563	—		563
Change in fair value of market risk benefit	127	(5)	—	—	122	(4)		118
Change in fair value of embedded derivatives	—	—	—	—	—	1,732		1,732
Operating expenses	(439)	(260)	—	(89)	(788)	(290)		(1,078)
Other reinsurance expenses	(78)	—	—	—	(78)	—		(78)
Interest expense	(104)	(24)	—	(22)	(150)	(60)		(210)
Impairment of intangible assets and goodwill	—	—	—	(28)	(28)	—		(28)

Total benefits and expenses	(3,777)	(1,291)	—	(1,681)	(6,749)	790		(5,959)

Net income (loss) before income taxes	532	244	5	(434)	347	2,204		2,551
Income tax recovery (expense)	(31)	(49)	—	8	(72)	(463)		(535)

Net income (loss) for the period	$501	$195	$5	$(426)	$275	$1,741		$2,016

Attributable to:
Class A exchangeable and Class B shareholders	6	—	—	—	6	—		6
Class C shareholders	493	193	5	(437)	254	1,697		1,951
Non-controlling interests	2	2	—	11	15	44		59

Net income (loss) for the period	$501	$195	$5	$(426)	$275	$1,741		$2,016

Net income (loss) per class C share

Basic	$13.75						5	$15.34

See the accompanying notes to the pro forma financial statements

Pro Forma Adjustments

1.	Real Estate Assets

In the first half of 2023, the Company acquired the Real Estate Assets, which are interests in a portfolio of core office and mixed-use real estate properties. The Company’s interests in the Real Estate Assets range from 5.8 to 49.5 percent, which do not provide the Company with a controlling financial interest and are deemed to provide the Company with the ability to exert significant influence over the properties, and therefore the Company accounts for such interests using the equity method.

Transaction accounting adjustments related to the Real Estate Assets are made to net investment income for the Company’s share of the properties’ earnings (losses) as follows:

•

The Company’s consolidated statement of operating results for the six months ended June 30, 2023 has been adjusted to reflect $9 million for the Company’s share of the Real Estate Assets’ results from January 1, 2023 to the date of the acquisitions.

•

The Company’s consolidated statement of operating results for the year ended December 31, 2022 has been adjusted to $5 million for the Company’s share of the Real Estate Assets’ results for the year ended December 31, 2022.

2.	Argo – June 30, 2023

The following tables and explanatory notes present the statement of financial position as at June 30, 2023 and the statement of operating results for the six months ended June 30, 2023 of Argo, as adjusted to give effect to the Argo acquisition. On November 16, 2023, the Company completed the acquisition at $30.00 per share for a total consideration of $1.1 billion in cash at closing of the merger, funded by existing cash on hand and liquidity available to the Company, while the preferred shares continue to be outstanding and considered as our non-controlling interests.

UNAUDITED PRO FORMA STATEMENT OF FINANCIAL POSITION

As at June 30, 2023

Argo Group International Holdings, Ltd.

As at June 30, 2023 In USD, millions	Argo (Historical) (2a)	Reclassification to conform presentation (2b)	Transaction Accounting Adjustments (2c)			Argo Pro Forma
Assets
Investments:
Fixed maturities available-for-sale, at fair value	$2,590	$(2,590)	$—			$—
Available-for-sale fixed maturity securities, at fair value	—	2,590	(65)	2c	(i)	2,525
Commercial mortgage loan	160	(160)	—	2c	(i)	—
Mortgage loans on real estate	—	160	(16)	2c	(i)	144
Equity securities, at fair value	43	—	(31)	2c	(i)	12
Investment funds	—	322	(4)	2c	(i)	318
Other investments	327	(327)	—			—
Other invested assets, net	—	5	—			5
Short term investments, at fair value	841	(841)	—			—
Short term investments	—	841	257	2c	(i)	1,098

Total investments	3,961	—	141			4,102
Cash	29	—	(1,044)	2c	(iv)	(1,015)
Accrued investment income	19	—	(2)	2c	(i)	17
Premiums due and other receivables	—	312	(47)	2c	(i)	265
Premiums receivable	312	(312)	—			—
Reinsurance recoverables, net	—	2,908	(20)	2c	(i)	2,888

Reinsurance recoverables	2,908	(2,908)	—			—
Goodwill	119	—	(119)	2c	(ii)	—
Current income taxes receivable, net	45	(45)	—			—
Deferred tax asset, net	101	—	(45)	2c	(vi)	56
Deferred acquisition costs, net	104	—	(104)	2c	(vii)	—
Ceded unearned premiums	358	—	30	2c	(i)	388
Operating lease right-of-use assets	53	(53)	—			—
Goodwill, VOBA and intangible assets	—	—	332	2c	(vii)(viii)	332
Other assets	178	98	(33)	2c	(i)	243

Total assets	$8,187	$—	$(911)			$7,276

Liabilities and shareholders’ equity
Policy and contract claims	—	5,205	139	2c	(i)	5,344
Reserves for losses and loss adjustment expenses	5,205	(5,205)	—			—
Unearned premiums	1,003	—	(17)	2c	(i)	986
Accrued underwriting expenses and other liabilities	50	(50)	—			—
Reinsurance payable	—	—	—			—
Ceded reinsurance payable, net	183	(183)	—			—
Funds held	51	(51)	—			—
Subsidiary borrowings	—	399	(30)	2c	(iii)	369
Senior unsecured fixed rate notes	140	(140)	—			—
Junior subordinated debentures	259	(259)	—			—
Other liabilities	—	345	95	2c	(v), (ix)	440
Operating lease liabilities	61	(61)	—			—

Total liabilities	6,952	—	187			7,139

Shareholders’ equity:
Preferred shares and additional paid-in capital	144	(144)	—			—
Common shares	46	—	(46)	2c	(iv)	—
Additional paid-in capital	1,395	—	(1,395)	2c	(iv)	—
Treasury shares	(455)	—	455	2c	(iv)	—
Retained earnings	371	—	(381)	2c	(iv)	(10)
Accumulated other comprehensive loss, net of taxes	(266)	—	266	2c	(iv)	—
Non-controlling interests	—	144	3			147

Total shareholders’ equity	1,235	—	(1,098)			137

Total liabilities and shareholders’ equity	$8,187	$—	$(911)			$7,276

UNAUDITED PRO FORMA STATEMENT OF OPERATING RESULTS

For the Six Months Ended June 30, 2023

Argo Group International Holdings, Ltd.

For the six months ended June 30, 2023 In USD, millions	Argo (Historical) (2a)	Reclass- ification to conform presentation (2b)	Disposal of Assets Held for Sale (2c(x))	Transaction Accounting Adjustments (2d)			Argo Pro Forma
Premiums and other revenue:
Earned premiums	$720	$(720)	$—	$—			$—
Net premiums	—	720	(39)	—			681
Net investment income	62	—	(2)				60
Investment related gains (losses), net	—	(16)	20	(10)	2c	(ii)	(6)
Net realized investment and other gains (losses)	(28)	28	—	—			—
Change in fair value recognized	12	(12)	—	—			—
Change in allowance for credit losses on fixed maturity securities	—	—	—	—			—

Total net investment and other gains (losses)	(16)	—	20	(10)			(6)

Total revenue	766	—	(21)	(10)			735

Expenses:
Losses and loss adjustment expenses	(526)	526	—	—			—
Claims and policyholder benefits	—	(526)	20	—			(506)
Underwriting, acquisition and insurance	(248)	232	16	—			—
Commissions for acquiring and servicing policies	—	(232)	—	(68)	2c	(vii)	(300)
Non-operating expenses	(18)	18	—	—			—
Operating expenses	—	(19)	—	(19)	2c	(viii)	(38)
Interest expense	(17)	—	—	1	2c	(iii)	(16)
Fee and other income (expense), net	1	(1)	—	—			—
Foreign currency exchange gains (losses)	(4)	2	2	—			—

Total expenses	(812)	—	38	(86)			(860)

Income (loss) before income taxes	(46)	—	17	(96)			(125)
Income tax provision (benefit)	14	—	(7)	(1)	2c	(vi)	6

Net income (loss)	(32)	—	10	(97)			(119)
Dividends on preferred shares	(5)	—	—	—			(5)

Net income (loss) attributable to common	(37)	—	10	(97)			(124)

Attributable to:
Class A exchangeable and Class B shareholders	—	—	—	—			—
Class C shareholders	(37)	—	10	(97)			(124)
Non-controlling interests	5	—	—	—			5

	$(32)	$—	$10	$(97)			$(119)

NOTES TO THE UNAUDITED PRO FORMA FINANCIAL STATEMENTS

a.

The historical financial statements of Argo are prepared in accordance with U.S. GAAP. The Company has reviewed and determined that there are no material differences in accounting policies applied by Argo and the Company.

b.	Certain reclassification adjustments have been recorded to conform Argo’s financial statement presentation to the presentation used by the Company.

c.

The Argo acquisition is accounted for using the acquisition method under ASC 805 Business Combinations with the Company being identified as the acquirer. The pro forma adjustments in the Unaudited Pro Forma Statement of Financial Position record the use of $1.1 billion of cash on hand at the Company in exchange for the net assets of Argo. The following table summarizes, on a preliminary basis, the expected cash consideration transferred, the fair value of assets acquired and liabilities assumed at the acquisition date, and any resulting goodwill:

Consideration transferred	$1,060
Cash & cash equivalents	45
Investments	4,102
Accrued investment income	17
Value of business acquired (VOBA) and other intangible assets	316
Premiums due and other receivables	265
Reinsurance recoverables	2,888
Deferred tax asset, net	56
Ceded unearned premiums	388
Other assets	243
Policyholder and contract claims	(5,344)
Unearned premiums	(986)
Subsidiary borrowings	(369)
Other liabilities	(440)

Net identifiable assets acquired	1,181
Non-controlling interests	(137)

Net assets acquired	1,044

Goodwill	$16

The purchase price allocation is determined with the detailed valuations and necessary calculations to the adjustments referred to in the explanatory notes below. The allocation includes (1) fair value adjustments to policyholder and contract claims; (2) recognition of the value of business acquired or other intangible assets such as insurance licenses, broker relationship, internally developed software, and trade names and (3) other changes to assets and liabilities. Accordingly, the unaudited pro forma adjustments are preliminary and have been made solely for illustrative purposes.

Preliminary ASC 805 adjustments include the following:

i.	Assets acquired and liabilities assumed are adjusted to their acquisition date fair value based on the preliminary purchase price allocation.

ii.	This adjustment removes the $119 million of goodwill previously recognized by Argo, and the recognition of a goodwill of $16 million, based on the purchase price allocation as outlined above.

iii.

Reflects a decrease of $30 million in subsidiary borrowings and the corresponding decrease in interest expense associated with the difference between the estimated fair value and the carrying value of assumed debt on acquisition.

iv.

This relates to the payment of purchase price of $1.1 billion to Argo’s historical common stockholders and the elimination of Argo’s historical equity, in conjunction with the adjustment to reflect the cash position in the latest purchase price allocation.

v.

These adjustments reflect the elimination of $95 million of historical deferred gain as it relates to cash collected upfront for premiums that have not been earned. The unearned premium is reset as part of the purchase price allocation within policy and contract claims.

vi.

This adjustment reflects the purchase accounting adjustments to the Argo historical deferred tax assets of $101 million. The Unaudited Pro Forma Statement of Operating Results has been adjusted to reflect the income tax and deferred tax impact of the transaction accounting adjustments based on an effective tax rate of 21%.

vii.

This adjustment eliminates the deferred policy acquisition costs previously recognized by Argo which do not represent rights to future cash flows, and now reflects the $180 million of VOBA recognized as part of purchase price allocation. This results in an increase of commission expenses for acquiring and servicing policies arising from amortization of $68 million for the six months ended June 30, 2023.

viii.

Reflects intangible assets of $136 million upon acquisition, primarily consist of insurance licenses, broker relationship, internally developed software, and trade names. Amortization expense of $19 million related to those with a definite useful life is included in Argo’s Unaudited Pro forma Statement of Operating Results.

ix.

Reflects the accrual of $10 million of estimated transaction costs to be incurred by the Company in connection with its acquisition of Argo. These costs are reflected in the Unaudited Pro Forma Statement of Operating Results of the Company for the year ended December 31, 2022 and will not affect the Company’s statement of operating results beyond 12 months after the acquisition date.

x.

On February 2, 2023, Argo completed the sale of the entire issued share capital of Argo Underwriting Agency Limited for total consideration of $156 million, which included cash proceeds of $125 million and an additional $31 million placed in escrow related to certain reinsurance-related recoverables. The Unaudited Pro Forma Statement of Operating Results for the six months ended June 30, 2023 has been adjusted to give effect to the disposition by removing the results of disposed operations for the period from January 1, 2023 to the date of the disposal.

2.1. Argo – December 31, 2022

The following table and explanatory notes present the statement of operating results for year ended December 31, 2022, as adjusted to give effect to the Argo acquisition.

UNAUDITED PRO FORMA STATEMENT OF OPERATING RESULTS

For the Year Ended December 31, 2022

Argo Group International Holdings, Ltd.

For the year ended December 31, 2022 In USD, millions	Argo (Historical) (2.1a)	Reclassification to conform presentation (2.1b)	Disposal of Assets Held for Sale (2.1c)	Transaction Accounting Adjustments (2.1d)			Argo Pro Forma
Premiums and other revenue:
Earned premiums	$1,740	$(1,740)	$—	$—			$—
Net premiums	—	1,740	(482)	—			1,258
Net investment income	130	—	—	—			130
Investment related gains (losses), net	—	(115)	(26)	—			(141)
Net realized investment and other gains (losses)	(116)	116	—	—			—
Change in fair value recognized	3	(3)	—	—			—
Change in allowance for credit losses on fixed maturity securities	(2)	2	—	—			—

Total net investment and other gains (losses)	(115)	—	(26)	—			(141)

Total revenue	1,755	—	(508)	—			1,247

Expenses:
Losses and loss adjustment expenses	(1,167)	1,167	—	—			—
Claims and policyholder benefits	—	(1,167)	239	—			(928)
Underwriting, acquisition and insurance expenses	(671)	671	—	—			—
Commissions for acquiring and servicing policies	—	(671)	195	(138)	2.1d	(i)	(614)
Non-operating expenses	(51)	51	—	—			—
Operating expenses	—	(45)	4	(48)	2.1d	(ii)	(89)
Interest expense	(27)	—	3	2	2.1d	(iii)	(22)
Fee and other income (expense), net	1	(1)	—	—			—
Foreign currency exchange gains (losses)	5	(5)	—	—			—
Impairment of intangible assets and goodwill	(28)	—	—	—	2.1e		(28)

Total expenses	(1,938)	—	441	(184)			(1,681)

Income (loss) before income taxes	(183)	—	(67)	(184)			(434)
Income tax (provision) benefit	8	—	—	—	2.1d	(iv)	8

Net income (loss)	$(175)	$—	$(67)	$(184)			$(426)
Dividends on preferred shares	11	—	—	—			11

Net income (loss) attributable to common shareholders	$(186)	$—	$(67)	$(184)			$(437)

Attributable to:
Class A exchangeable and Class B shareholders	—	—	—	—			—
Class C shareholders	(186)	—	(67)	(184)			(437)
Non-controlling interests	11	—	—	—			11

	$(175)	$—	$(67)	$(184)			$(426)

NOTES TO THE UNAUDITED PRO FORMA FINANCIAL STATEMENTS

a.

The historical financial statements of Argo are prepared in accordance with U.S. GAAP. The Company has determined that there are no material differences in accounting policies applied by Argo and the Company.

b.	Certain reclassification adjustments have been recorded to conform Argo’s financial statement presentation to the presentation used by the Company.

c.

On February 2, 2023, Argo completed the sale of the entire issued share capital of Argo Underwriting Agency Limited for total consideration of $156 million, which included cash proceeds of $125 million and an additional $31 million placed in escrow related to certain reinsurance-related recoverables. The Unaudited Pro Forma Statement of Operating Results have been adjusted to give effect to the disposition by removing the results of disposed operations for the year ended December 31, 2022.

d.	Preliminary ASC 805 adjustments include the following:

i.

Eliminates the deferred policy acquisition costs previously recognized by Argo which do not represent rights to future cash flows, and reflects the amortization of VOBA recognized as part of purchase price allocation. This results in a net increase to commissions for acquiring and servicing policies of $138 million for the year ended December 31, 2022.

ii.

Reflects the accrual of $10 million of estimated transaction costs to be incurred by the Company in connection with its acquisition of Argo. These costs are reflected in the Unaudited Pro Forma Statement of Operating Results of the Company for the year ended December 31, 2022 and will not affect the Company’s statement of operating results beyond 12 months after the acquisition date. The adjustment also includes $38 million of amortization expense on the intangible assets with definite useful life recognized as part of the purchase price allocation.

iii.	Reflects a decrease in interest expense associated with the difference between the estimated fair value and the carrying value of assumed debt on acquisition.

iv.

The Unaudited Pro Forma Statement of Operating Results has been adjusted to reflect the income tax and deferred tax impact of the transaction accounting adjustments based on an effective tax rate of 21%.

e.

The historical financial statements of Argo included an impairment of intangible assets and goodwill of $28 million, consisting of a $17 million impairment of indefinite lived intangible assets and $11 million of goodwill. These impairment charges have not been reversed. As Argo Underwriting Agency Limited was subsequently disposed of, the impairment charges are expected to be non-recurring.

3. American Equity Investment Life Holding Company – June 30, 2023

The following tables and explanatory notes present the statement of financial position as at June 30, 2023 and the statement of operating results for the six months ended June 30, 2023 of AEL, as adjusted to give effect to the AEL acquisition. As part of the definitive merger agreement, each issued and outstanding share of AEL not already owned by the Company will be converted into the right to receive $55.00 per share at closing of the merger, payable in cash and Brookfield Asset Management Ltd. (NYSE, TSX: BAM) (“BAM”) class A limited voting shares (“BAM Shares”). In certain circumstances, the Company will have the option to pay cash for the share portion of the consideration. For purpose of these unaudited pro forma financial statements, it is assumed that consideration is comprised of approximately $2.4 billion in cash which will be partly financed by $350 million of debt financing, 30.8 million BAM shares valued at $38.85 per share, and $875 million of the Company’s pre-existing investment in AEL. The merger consideration per AEL common share represents a 35% premium to AEL’s closing share price on June 23, 2023 and a 42% premium to the 90-day volume weighted average price (“VWAP”) as of the same date, in each case, for the AEL common shares. Subsequent to the acquisition, AEL’s preferred shares will continue to be outstanding and be part of the Company’s non-controlling interests.

UNAUDITED PRO FORMA STATEMENT OF FINANCIAL POSITION

As at June 30, 2023

American Equity Investment Life Holding Company

As at June 30, 2023 In USD, millions	AEL (Historical) (3a)	Reclassification to conform presentation (3b)	Transaction Accounting Adjustments (3c)		AEL Pro Forma
Assets
Investments:
Fixed maturity securities, available for sale, at fair value	$38,680	$(38,680)	$—		$—
Available-for-sale fixed maturity securities, at fair value	—	38,680	—		38,680
Equity securities, at fair value	—	—	(875)	3c(i)	(875)
Mortgage loans on real estate	7,374	—	(474)	3c(vii)	6,900
Real estate investments related to consolidated variable interest entities	1,270	(1,270)	—		—
Limited partnerships and limited liability companies	1,650	(1,650)	—		—
Real estate and real estate partnerships	—	2,920	—		2,920
Derivative instruments	1,132	(1,132)	—		—
Other investments	1,413	(1,413)	—		—
Other invested assets, net	—	2,545	—		2,545
Total investments	51,519	—	(1,349)		50,170

Cash and cash equivalents	5,001	—	—		5,001
Coinsurance deposits	14,247	—	(885)	3c(vii)	13,362
Reinsurance funds withheld	—	—	(4,938)	3c(viii)	(4,938)
Market risk benefits	234	(234)	—		—
Deferred policy acquisition costs	2,843	—	(2,843)	3c(iv)	—
Deferred sales inducements	2,134	—	(2,134)	3c(iv)	—
Deferred income taxes	293	—	743	3c(vi)	1,036
Accrued investment income	488	—	—		488
Income taxes recoverable	56	(56)	—		—
Other assets	830	290	—		1,120
Goodwill, VOBA and intangible assets	—	—	2,502	3c(ii)	2,502

Total assets	77,645	—	(8,904)		68,741

Liabilities and Stockholders’ Equity
Liabilities
Policy benefit reserves	59,857	7,565	(10,450)	3c(vii), 3c(viii)	56,972
Market risk benefits	2,673	—	—		2,673
Notes and loan payable	789	(789)	—		—
Subsidiary borrowings	—	868	345	3c(iii),(vii)	1,213
Subordinated debentures	79	(79)	—		—
Funds withheld for reinsurance liabilities	7,565	(7,565)	—		—
Other policy funds and contract claims	202	(202)	—		—
Policy and contract claims	—	202	8	3c(vii)	210
Other liabilities	3,885	—	50	3c(v)	3,935

Total liabilities	75,050	—	(10,047)		65,003
Stockholders’ equity:
Preferred stock	—	—	—	3c(v)	—
Common stock	78	—	(78)	3c(v)	—
Additional paid-in capital	1,056	—	2,054	3c(v)	3,110
Accumulated other comprehensive loss	(3,425)	—	3,425	3c(v)	—
Retained earnings	4,863	—	(4,863)	3c(v)	—
Noncontrolling interests	23	—	605	3c(i)	628

Total stockholders’ equity	2,595	—	1,143		3,738

Total liabilities and stockholders’ equity	$77,645	$—	$(8,904)		$68,741

UNAUDITED PRO FORMA STATEMENT OF OPERATING RESULTS

For the Six Months Ended June 30, 2023

American Equity Investment Life Holding Company

For the six months ended June 30, 2023 In USD, millions	AEL (Historical) (3a)	Reclassification to conform presentation (3b)	Transaction Accounting Adjustments (3c)			AEL Pro Forma
Revenue:
Premiums and other considerations	$7	$(7)	$—			$—
Annuity product charges	134	(134)	—			—
Net premiums	—	141	—			141
Net investment income	1,104	—	—			1,104
Other policy revenue	—	33	—			33
Investment related gains (losses), net	—	237	—			237
Change in fair value of derivatives	289	(289)	—			—
Net realized gains (losses) on investments	(52)	52	—			—
Other revenue	33	(33)	—			—

Total revenue	1,515	—	—			1,515

Benefits and expenses:
Insurance policy benefits and change in future policy benefits	(12)	12	—			—
Claims and policyholder benefits	—	(12)	—			(12)
Interest sensitive and index product benefits	(180)	180	—			—
Interest sensitive contract benefits	—	(180)	—			(180)
Market risk benefits (gains) losses	(40)	40	—			—
Change in fair value of market risk benefit	—	(40)	—			(40)
Amortization of deferred sales inducements	(94)	—	94	3c	(iv)	—
Change in fair value of embedded derivatives	(618)	—	50	3c	(viii)	(568)
Interest expense	—	(25)	(6)	3c	(iii)	(31)
Interest expense on notes and loan payable	(22)	22	—			—
Interest expense on subordinated debentures	(3)	3	—			—
Amortization of deferred policy acquisition costs	(137)	—	137	3c	(iv)	—
Other operating costs and expenses	(150)	—	—			(150)

Total benefits and expenses	(1,256)	—	275			(981)

Income (loss) before taxes	259	—	275			534
Income tax provision (benefit)	(60)	—	(177)	3c	(vi)	(237)

Net income (loss)	$199	$—	$98			$297
Less: Net income available to non-controlling interests	—	—	—			—

Net income (loss) available to American Equity Investment Life Holding Company stockholders	199	—	98			297
Less: Preferred stock dividends	22	—	—			22

Net income (loss) available to American Equity Investment Life Holding Company common stockholders	177	—	98			275

Attributable to:
Class A exchangeable and Class B shareholders	—	—	—			—
Class C shareholders	177	—	98			275
Non-controlling interests	22	—	—			22

	$199	$—	$98			$297

a.

The historical financial statements of AEL are prepared in accordance with U.S. GAAP. The Company has reviewed and determined that there are no material differences in accounting policies applied by AEL and the Company.

b.	Certain reclassification adjustments have been recorded to conform AEL’s financial statement presentation to the presentation used by the Company.

c.

The AEL acquisition will be accounted for using the acquisition method under ASC 805 Business Combinations with the Company being identified as the acquirer. The pro forma adjustments in the Unaudited Pro Forma Statement of Financial Position reflects total consideration of $4.3 billion. The following table summarizes, on a preliminary basis, the expected consideration transferred, the fair value of assets acquired and liabilities assumed at the acquisition date, and any resulting goodwill:

Fair value of consideration transferred
Cash	$2,260
BAM shares	1,200
Fair value of the Company’s pre-existing interest in AEL	875

Total consideration	4,335
Cash and cash equivalents	5,001
Investments	46,107
Coinsurance deposits	13,362
Deferred income taxes	1,036
Accrued investment income	488
Income taxes recoverable	—
Other assets	1,120
Policy benefit reserves	(56,972)
Market risk benefit liabilities	(2,673)
Subsidiary borrowings	(863)
Other policy funds and contract claims	(210)
Funds withheld for reinsurance liabilities	—
Other liabilities	(3,935)

Net identifiable assets acquired	2,461
Non-controlling interests	(628)

Net assets acquired	1,833

Goodwill, VOBA & intangibles	$2,502

The preliminary purchase price allocation used to prepare the transaction accounting adjustments in the Unaudited Pro Forma Statement of Financial Position is based on various assumptions to determine management’s best estimates of fair value. The final purchase price allocation will be determined when the Company has completed the detailed valuations and necessary calculations to the adjustments referred to in the explanatory notes below. Accordingly, the unaudited pro forma adjustments are preliminary and have been made solely for illustrative purposes.

Preliminary ASC 805 adjustments include the following:

i.

As part of the transaction, the Company is expected to issue Class C shares to Brookfield Corporation in exchange for BAM class A limited voting shares, which will in turn be used as payment for the acquisition. These adjustments reflect the AEL’s equity net of total considerations of $4.3 billion, which comprise cash, the Company’s existing investment in AEL, as well as BAM’s Class A limited voting shares. The adjustments also include the elimination of AEL’s historical equity. The cash portion of the consideration is expected to be funded by additional subsidiary borrowings of $350 million and through the issuance of additional equity. Noncontrolling interest has been adjusted to reflect the fair value of AEL’s preferred shares which will continue to be outstanding upon closing of the acquisition.

ii.

Includes $2.5 billion related to the recognition of goodwill and VOBA, as well as intangible assets related to brand name and distribution channels, based on the preliminary purchase price as outlined above. The preliminary allocation of the $2.5 billion to goodwill, VOBA and intangibles is estimated to be in the range of $500 million to $1.2 billion, $500 million to $1.1 billion and $0 to $200 million, respectively.

iii.

Reflects an increase of $345 million in subsidiary borrowings as part of the financing of the transaction and the adjustment to reflect the fair value of AEL’s existing financing, as well as the corresponding interest expense.

iv.

Eliminates the deferred policy acquisition and deferred sales inducement costs previously recognized by AEL which do not represent rights to future cash flows. Deferred policy acquisitions costs will be reset through the finalization of the purchase price allocation. This results in a decrease to total assets of $5.0 billion as at June 30, 2023 and a decrease of $94 million and $137 million of amortization of the sales inducement costs and deferred acquisition costs, respectively, for the six months ended June 30, 2023.

v.

Reflects the accrual of $50 million of liability associated with the estimated transaction costs to be incurred by the Company in connection with its acquisition of AEL. These transaction costs are reflected in the Unaudited Pro Forma Statement of Operating Results of the Company for the year ended December 31, 2022 and will not affect the Company’s statement of operating results beyond 12 months after the acquisition date.

vi.

Reflects the purchase accounting adjustments of $743 million to the AEL historical deferred tax assets. The Unaudited Pro Forma Statement of Operating Results has been adjusted to reflect the deferred tax impact of the transaction accounting adjustments based on an effective tax rate of 21%.

vii.	Reflects the fair value of the balances to give effect to the acquisition.

viii.	Reflects the reversal of reinsurance funds withheld and derivative balances related to reinsurance treaties between the Company and AEL that will eliminate upon acquisition.

3.1 American Equity Investment Life Holding Company – December 31, 2022

The following tables and explanatory notes present the statement of operating results for year ended December 31, 2022, as adjusted to give effect to the AEL acquisition.

UNAUDITED PRO FORMA STATEMENT OF OPERATING RESULTS

For the Year Ended December 31, 2022

American Equity Investment Life Holding Company

For the year ended December 31, 2022 In USD, millions	AEL (Historical) (3.1a)	Reclassification to conform presentation (3.1b)	Transaction Accounting Adjustments (3.1c)			AEL Pro Forma
Revenue:
Premiums and other considerations	$20	$(20)	$—			$—
Annuity product charges	230	(230)	—			—
Net premiums	—	250	—			250
Other policy revenue		42				42
Net investment income	2,308	—	—			2,308
Investment related gains (losses), net	—	(1,186)	—			(1,186)
Change in fair value of derivatives	(1,138)	1,138	—			—
Net realized losses on investments	(48)	48	—			—
Other revenue	42	(42)	—			—

Total revenue	1,414	—	—			1,414

Benefits and expenses:
Insurance policy benefits and change in future policy benefits	(33)	33	—			—
Claims and policyholder benefits	—	(33)	—			(33)
Interest sensitive and index product benefits	(555)	555	—			—
Interest sensitive contract benefits	—	(555)	—			(555)
Change in fair value of market risk benefit	(4)	—	—			(4)
Amortization of deferred sales inducements	(182)	—	182	3.1c	(iv)	—
Change in fair value of embedded derivatives	2,353	—	(621)	3.1c	(ii)	1,732
Interest expense	—	(37)	(23)	3.1c	(iii)	(60)
Interest expense on notes and loan payable	(32)	32	—			—
Interest expense on subordinated debentures	(5)	5	—			—
Amortization of deferred policy acquisition costs	(284)	—	284	3.1c	(iv)	—
Other operating costs and expenses	(240)	—	(50)	3.1c	(i)	(290)

Total benefits and expenses	1,018	—	(228)			790

Income (loss) before taxes	2,432	—	(228)			2,204
Income tax provision (benefit)	(511)	—	48	3.1c	(v)	(463)

Net income (loss)	$1,921	$—	$(180)			$1,741
Less: Net income available to noncontrolling interests	—	—	—			—

Net income (loss) available to American Equity Investment Life Holding Company stockholders	1,921	—	(180)			1,741
Less: Preferred stock dividends	(44)	—	—			(44)

Net income (loss) available to American Equity Investment Life Holding Company common stockholders	1,877	—	(180)			1,697

Attributable to:
Class A exchangeable and Class B shareholders	—	—	—			—
Class C shareholders	1,877	—	(180)			1,697
Non-controlling interests	44	—	—			44

	$1,921	$—	$(180)			$1,741

NOTES TO THE UNAUDITED PRO FORMA FINANCIAL STATEMENTS

a.

The historical financial statements of AEL are prepared in accordance with U.S. GAAP. The Company has determined that there are no material differences in accounting policies applied by AEL and the Company.

b.

Certain adjustments have been recorded to give effect to the adoption of ASU 2018-12, Long-Duration Improvements (“ASU 2018-12”), as of January 1, 2022 and to conform AEL’s financial statement presentation to the presentation used by the Company. The impact of the adoption of ASU 2018-12 is to increase AEL’s net income by $699 million.

c.	Preliminary ASC 805 adjustments include the following:

i.

Reflects the estimated transaction costs related to the acquisition. These transaction costs are reflected in the Unaudited Pro Forma Statement of Operating Results of the Company for the year ended December 31, 2022 and will not affect the Company’s statement of operating results beyond 12 months after the acquisition date.

ii.	Reflects the reversal of derivative gains related to reinsurance treaties between the Company and AEL that will eliminate upon acquisition.

iii.	Reflects interest expense on additional debt issued in association with the acquisition.

iv.	Eliminates the amortization of deferred sales inducements and deferred policy acquisition costs previously recognized by AEL which will be removed upon acquisition.

v.	The Unaudited Pro Forma Statement of Operating Results has been adjusted to reflect the deferred tax impact of the transaction accounting adjustments based on an effective tax rate of 21%.

4. American National – For the Period from January 1, 2022 to May 24, 2022

On May 25, 2022, the Company has completed its acquisition of American National in an all-cash transaction valued at approximately $5.1 billion at a price of $190 per share. As a result of the acquisition, American National’s operating results from May 25, 2022 to December 31, 2022 have been included in the Company’s consolidated statement of operating results for the year ended December, 2022. The following table and explanatory notes present the statement of operating results for period from January 1, 2022 to May 24, 2022 of American National with the adoption of ASU 2018-12, as adjusted to give effect to the American National acquisition as if it had been consummated on January 1, 2022.

UNAUDITED PRO FORMA STATEMENT OF OPERATING RESULTS

For the Period from January 1, 2022 to May 24, 2022

American National Group, LLC

For the period from January 1, 2022 to May 24, 2022 In USD, millions	American National Historical (4a)	Transaction Accounting Adjustments (4b)			American National Pro Forma
Net premiums	$979	$—			$979
Other policy revenue	178	—			178
Net investment income	385	—			385
Investment related gains (losses), net	(7)	—			(7)
Net investment results from funds withheld	—	—			—

Total revenues	1,535	—			1,535
Claims and policyholder benefits	(854)	—			(854)
Interest sensitive contract benefits	(53)	—			(53)
Commissions for acquiring and servicing policies	(319)	—			(319)
Net change in deferred policy acquisition costs	163	61	4b	(i)	224
Change in fair value of market risk benefit	(5)	—			(5)
Operating expenses	(260)	—			(260)
Other reinsurance expenses	—	—			—
Interest expense	—	(24)	4b	(ii)	(24)

Total benefits and expenses	(1,328)	37			(1,291)

Net income (loss) before income taxes	207	37			244
Income tax recovery (expense)	(41)	(8)	4b	(iii)	(49)

Net income (loss) for the period	$166	$29			$195

Attributable to:
Class A exchangeable and Class B shareholders	—	—			—
Class C shareholders	164	29			193
Non-controlling interests	2	—			2

	$166	$29			$195

NOTES TO THE UNAUDITED PRO FORMA FINANCIAL STATEMENTS

a.

The financial information of American National was prepared in accordance with U.S. GAAP. The Company has determined that there were no material differences in accounting policies applied by American National and the Company for the period from January 1, 2022 to the date of acquisition on May 25, 2022. The adoption of ASU 2018-12 has increased net income, net of tax, by $32 million for the period from January 1, 2022 to May 24, 2022.

b.

The American National acquisition has been accounted for using the acquisition method under ASC 805 Business Combinations with the Company identified as the acquirer. The consideration transferred for the acquisition was $5.1 billion of cash on hand in exchange for the net assets of American National. The following table summarizes the provisional purchase price allocation recorded by the Company and included in its audited statement of financial position as at December 31, 2022 reflects the cash consideration transferred, the fair value of assets acquired and liabilities assumed at the acquisition date, and the resulting goodwill:

Consideration transferred	$5,107
Cash & cash equivalents	1,021
Investments	22,519
Accrued investment income	101
Premiums due and other receivables	437
Reinsurance recoverable	45
Deferred tax assets	374
Property and equipment	138
Prepaid pension	149
Equity accounted investment	1,402
Deferred acquisition costs and value of business acquired	555
Reinsurance assets	410
Investment properties	541
Other assets	198
Separate account assets	1,123
Future policy benefits	(5,304)
Policyholders’ account balances	(13,880)
Policy and contract claims	(1,706)
Unearned premiums	(1,073)
Other policyholder funds	(324)
Notes payable	(158)
Other liabilities	(449)
Separate account liabilities	(1,123)

Net identifiable assets acquired	4,996
Non-controlling interests	(10)

Net assets acquired	4,986

Goodwill	$121

The following ASC 805 adjustments have been made to prepare the Unaudited Pro Forma Statement of Operating Results in order to give effect to the acquisition of American National as though it had occurred on January 1, 2022:

i.

This adjustment records the additional amortization expense related to the value of business acquired intangible asset recognized by the Company on acquisition, net of the reversal of the amortization of American National’s deferred policy acquisition costs that had previously been recorded which do not represent rights to future cash flows. This results in an increase in changes in deferred acquisition costs of $61 million for the year ended December 31, 2022.

ii.

The Company financed the cash purchase price paid to acquire control of American National through the issuance of $3.6 billion of junior preferred shares to Brookfield Corporation and $1.5 billion of term loans issued to a consortium of external lenders. This adjustment reflects the additional interest expense that would have been incurred on the term loans that accrue interest at 1.42% per annum, had the facilities been in place on January 1, 2022.

iii.	This adjustment reflects the income tax impact of the ASC 805 adjustments recorded, based on an effective tax rate of 21%.

5. Earnings per share

The payment of distributions on our Company’s class A exchangeable shares and our class B shares are at the discretion of our board. Distributions on these shares are typically made quarterly, at the end of March, June, September and December of each year. The class A exchangeable shares and the class B shares have been structured with the intention of providing an economic return equivalent to one Brookfield Class A Share, and receive the same distribution amount as the Brookfield Class A holders. As a result, Brookfield Class A shareholders and Brookfield Reinsurance’s class A exchangeable shareholders received distributions of $0.56 per share for the full year ended December 31, 2022. Following the spin-off of Brookfield Asset Management from Brookfield Corporation in December 2022, it is expected that in 2023 the holders of Brookfield Class A Shares and Brookfield Reinsurance class A exchangeable shareholders will receive a quarterly distribution of $0.07 per share, or $0.28 annually. The holder of our class C shares are entitled to receive distributions if, as and when declared by our board subject to the prior rights of the holders of all classes and series of the preferred shares, class A exchangeable shares, class B shares, and any other shares ranking senior to the class C shares with respect to priority in payment of distributions.

Pro forma basic earnings per share have been calculated using the weighted-average number of class C shares of 122,768,366 and of 133,033,422 for pro forma basic and diluted earnings per share for the year ended December 31, 2022 and the six months ended June 30, 2023, respectively. This reflects the additional class C share to be issued as part of the consideration for the AEL acquisition. The Company has no potentially dilutive instruments. Class A exchangeable shares and class B shares are not considered participating securities or considered to be ordinary shares as defined within U.S. GAAP and consequently per share amounts for these classes of shares has not been presented.

	Pro-Forma Combined Net Income
In USD, millions (except per share amounts)	For the Year Ended December 31, 2022	For the Six Months Ended June 30, 2023
Net income for the period	$2,016	$454
Distributions to:
Class A exchangeable & Class B	(6)	(2)
Redeemable junior preferred shares	(68)	(55)
Non-controlling interests	(59)	(29)

Net income attributable to class C shareholders	$1,883	$368

Net income per class C share, basic	$15.34	$2.77

6. Master Services Agreement with Brookfield Corporation

Brookfield Corporation and its subsidiaries provide management services to the Company pursuant to a master services agreement (the “Master Services Agreement”). Pursuant to the Master Services Agreement, on a quarterly basis, the Company pays a base management fee to the service providers equal to 0.0625% (0.25% annually) of the capital managed by Brookfield Corporation and its subsidiaries. The base management fee is expected to increase by $135 million annually from the probable transactions, which has not been reflected in the Pro Forma Financial Statements.